1. Name and Address of Reporting Person
   RANSDELL, THOMAS R.
   1200 Urban Center Drive
   Birmingham, AL 35242
   USA
2. Issuer Name and Ticker or Trading Symbol
   Vulcan Materials Company
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               28240          D
Common Stock                    01/25/2002            I         -9252.928   D   $46.1600   21242          I           Indirect - By
                                                                                                                      401(k) <F1>
Common Stock (Restricted Stock                                                             6057           D
Units)

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $18.8533                                                  05/17/2006 Common                      22200   D
Options                                                                          Stock
(Right to
buy)
Stock       $21.3133                                                  02/14/2007 Common                      22650   D
Options                                                                          Stock
(Right to
buy)
Stock       $32.9467                                                  02/12/2008 Common                      19800   D
Options                                                                          Stock
(Right to
buy)
Stock       $42.3438                                                  02/10/2010 Common                      23000   D
Options                                                                          Stock
(Right to
buy)
Stock       $44.9                                                     02/09/2011 Common                      15000   D
Options                                                                          Stock
(Right to
buy)
Stock       $45.1667                                                  02/11/2009 Common                      17775   D
Options                                                                          Stock
(Right to
buy)
Stock       $45.95                                                    02/07/2012 Common                      15000   D
Options                                                                          Stock
(Right to
buy)

Explanation of Responses:

<F1>
The Vulcan Materials Company Thrift Plan for Salaried Employees is a defined contribution plan that accounts for participant interests in the Plan, including interests in the Employee Stock Ownership Plan (ESOP) account, in terms of
dollars.   The number reported has been calculated by converting into shares the change in the dollar amount (net of changes due to intra-plan transfers) allocated to the participant's employer stock account during the period (resulting from participant contributions, Company-matching contributions and dividend equivalent payments on employer stock account balances) based on a formula used by the Company in the administration of the Plan. The corresponding transactions by the Plan in the Company's common stock are exempt from the application of Section 16(b).

SIGNATURE OF REPORTING PERSON
/s/ Amy M. Tucker

DATE
02/12/2003